UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 10-SB

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            TUTTLE INDUSTRIES CORP.
                 ----------------------------------------------
                  (Name of Small Business Issuer in its Charter)

                  Delaware                        11-3649089
      -------------------------------     ---------------------------
      (State or other jurisdiction of     (I.R.S. Employer
        incorporation or organization)           Identification No.)

              213 D Thompson Street, East Haven, Connecticut 06512
             -----------------------------------------------------
          (Address of principal executive officers, including Zip Code)

                            Telephone: (203) 469-6112
                            Facsimile: (203) 445-0456
                      --------------------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:
          -------------------------------------------------------------
                                      None

          Securities to be registered under Section 12(g) of the Act:
          ------------------------------------------------------------
                     Common Stock, $.0001 Par Value Per Share
                                 (Title of Class)






                               TABLE OF CONTENTS




                                     PART I


ITEM 1.   Description of Business.......................................   3
ITEM 2.   Plan of Operation.............................................   8
ITEM 3.   Description of Property.......................................  14
ITEM 4.   Security Ownership of Certain Beneficial Owners
             and Management.............................................  14
ITEM 5.   Directors, Executive Officers, Promoters and Control
             Persons....................................................  15
ITEM 6.   Executive Compensation........................................  16
ITEM 7.   Certain Relationship and Related Transactions.................  16
ITEM 8.   Description of Securities.....................................  18

                                   PART II

ITEM 1.   Market Price of And Dividends on the Registrant's
             Common Equity and Related Stockholder Matters..............  20
ITEM 2.   Legal Proceedings.............................................  20
ITEM 3.   Changes in and Disagreements with Accountants.................  21
ITEM 4.   Recent Sales of Unregistered Securities.......................  21
ITEM 5.   Indemnification of Directors and Officers.....................  21

                                   PART F/S

ITEM 1.  Financial Statements and Exhibits............................... 22

SIGNATURE





                                   PART I


ITEM 1. DESCRIPTION OF BUSINESS

     Tuttle Industries Corp. (the "Company") was incorporated under the laws of the State of Delaware on August 23, 2002. The Company was formed as a blank check company for the purpose of seeking to complete a merger or business acquisition transaction. The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property.

     The executive offices of the Company are located at 213 D Thompson Street, East Haven, Connecticut 06512. Its telephone number is (203) 469-6112. The Company's sole officer and the sole director is Helen Pan. Ms. Pan was not the original incorporator of the Company. As the founder of the Company, Ms. Pan retained an incorporating agent to incorporate the Company in the State of Delaware.

     The Company is voluntarily filing this registration statement on Form
10-SB in order to become a 12(g) registered company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin
Board. As a result of filing this registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

     The Company is a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

     To date the Company has not identified any business opportunity that it plans to pursue, and nor has the Company's officer, director, promoter, affiliate, or associates had any preliminary contact or discussion with any specific candidate for acquisition. There are no proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Further, Ms. Helen Pan, the Company's sole officer, director and the sole shareholder, has expressed her intention not to sell her respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     NO OPERATING HISTORY, NO ASSETS, AND NO SOURCE OF REVENUE.  The
Company has had no operating history nor any revenues or earnings from operations. The Company has no assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

    POSSIBLE BUSINESS - NOT IDENTIFIED AND HIGHLY RISKY.   To date the
Company has not made attempts to identify, negotiate or consummate a merger with, or acquisition of, a private company, and there is no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity, and the Company has not identified any particular industry or specific business within an industry for evaluation by the Company. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a merger or acquisition candidate to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     ONLY ONE DIRECTOR AND OFFICER. Because management consists of only one person, while seeking a business combination, Helen Pan, the president of the Company, will be the only person responsible in conducting the day-to-day operations of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Ms. Pan anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after this registration statement has been cleared by the Commission. Ms. Pan has not entered into a written employment agreement with the Company and she is not expected to do so. The Company has not obtained key man life insurance on Ms. Pan. The loss of the services of Ms. Pan would adversely affect development of the Company's business and its likelihood of continuing operations.

     CONFLICTS OF INTEREST. Certain conflicts of interest exist between the Company and Helen Pan, the Company's sole officer and director. Ms. Pan has other business interests to which she currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through her exercise of judgment in a manner which is consistent with fiduciary duties to the Company. Ms. Pan may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are is involved in the management of any company with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

     REGULATIONS OF PENNY STOCKS. The Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASD's OTC Bulletin Board or the "Pink Sheets"), the rules would apply to the Company and to its securities.

     The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are oftenrelated to the promoter or issuer; (ii) manipulation of prices through rearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns form being established with respect to the Company's securities.

     LACK OF MARKET RESEARCH. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event a business opportunity is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     COMPETITION. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

     NEED FOR AUDITED FINANCIAL STATEMENTS. The Exchange Act specifically requires that any merger or acquisition candidates comply with all applicable reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Merger or acquisition candidates that do not have, or are unable to provide reasonable assurances that they will be able to obtain the required audited financial statements would not considered by the Company to be appropriate for merger or acquisition so long as the reporting requirements of the Exchange Act are applicable. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock she owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of her participation in the future affairs of the Company.

     NO PUBLIC MARKET EXISTS. There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Moreover, many lending institutions will not permit the use of such securities as collateral for any loans.

     RULE 144 SALES. All of the presently outstanding shares of the Company's common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144. However, it is the position of the Commission that securities issued by a blank check company cannot be resold under Rule 144, regardless of technical compliance with that rule, but must be registered under the Securities Act. Accordingly, none of the shares held by the present shareholder of the Company may be resold under Rule 144, but may only be sold pursuant to an effective registration statement under the Securities Act. A sale pursuant to subsequent registration statement of common stock of the present shareholder may have a depressive effect upon the price of the common stock in any market that may develop.

     BLUE SKY RESTRICTIONS. Transferability of the shares of the Company's common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. Moreover, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. The Company has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resale of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale.
It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a business combination, if at all.

     ADDITIONAL RISKS - DOING BUSINESS IN A FOREIGN COUNTRY. The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face the significant additional risks associated with doing business in that country.
In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

     TAXATION.   Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.


ITEM 2.   PLAN OF OPERATION

     The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As to the date of this registration statement, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

Management

     The Company is in the development stage and currently has no full-time employees. Helen Pan is the Company's sole officer, director, and the sole shareholder. There are no any other persons than Ms. Pan who devote any of their time to the affairs of the Company. All references herein to management of the Company are to Helen Pan. Ms. Pan, as president of the Company, has agreed to allocate a limited portion of her time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Ms. Pan and the potential demands of the Company's activities. See Item 7, " Certain Relationships and Related Transactions - Conflicts of Interest."

     The amount of time spent by Helen Pan on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Ms. Pan will actually be required to spend to locate a suitable target company. Ms. Pan estimates that the business plan of the Company can be implemented by devoting pproximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

Search for Business Opportunities

     The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholder.

     After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer.

     In selecting the services of a registered broker-dealer, the Company would consider the years such broker-dealer had been in the business, its rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. Such broker-dealer shall have necessary state and federal licenses and registered with the Securities and Exchange Commission ("SEC"), the National Association of Secutities Dealers ("NASD"), and the Securities Investor Protection Corp. ("SIPC"). The Company expects the broker-dealer retained would participate all the important parts of securities transactions of the Company, including solicitation, negotiation, and execution of the transactions, and would effect all securities transactions in connection with the Company's business plan as described in this registration statement.

     As to date there has been no discussions, agreements or understandings with any broker-dealers regarding the Company's search for business opportunities. Management of the Company is not affiliated with any broker-dealers, and has not in the past retained a broker-dealer to search for business opportunities.

     In the event of a successful acquisition or merger, the Company may pay a finder's fee, in the form of cash or common stock in the merged entity retained by the Company, to persons instrumental in facilitating the transaction. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time, but is expected to be comparable to consideration normally paid in like transactions. Management believes that such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Any cash finder's fee earned will need to be paid by the prospective merger or acquisition candidate, as the Company has no cash assets with which to pay such obligation. The registered broker-dealers will be compensated solely in accordance with the NASD regulations. No fees of any kind will be paid to the promoter and management of the Company or to its associates or affiliates by the Company.

     The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the business opportunity will compensate the consultant or outside advisor.

     The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Evaluation of Business Opportunities

    The analysis of business opportunities will be under the supervision of the Company's sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

     Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

     The Company will subject to the reporting requirements of the Exchange Act 60 days after filing the initial registration statement on Form 10-SB. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. Acquisition candidates that do not have or are unable to obtain the required audited statements may not be considered appropriate for acquisition. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished with 75 days following the effective date of a business combination.

     When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8-K filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K filing or all of the comments has been cleared by the Commission.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Acquisition of a Business Opportunity

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

     It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance. There has been no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

     With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's only shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

     The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Because the Company has no capital with which to pay these anticipated expenses, Helen Pan, the sole shareholder of the Company, has agreed that she will, on behalf of the Company, pay all expenses of the Company as they may be incurred with her personal funds. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Ms. Pan will pay on behalf of the Company. Ms. Pan has agreed to continue to pay those expenses until the Company completes a business combination. Should, Ms. Pan fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or her affiliates or associates.

     The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties. The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at the office of its president, Helen Pan, located at 213 D Thomson Street, East Haven, Connecticut 06512. The Company pays no rent or other fees for the use of this office spaces. The president of the Company has agreed to continue this arrangement until the Company completes a business combination. The Company does not believe that presently it will need to maintain an office in order to carry out its plan of operations described herein.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of the date of this registration statement, there are 5,000,000 shares of the Company's common stock, par value $.0001 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

       Name and Address          Amount of Beneficial        Percentage
     of Beneficial Owner              Ownership               of Class
 ---------------------------    -----------------------   ----------------
  Helen Pan                           5,000,000                 100%
  213 D Thompson Street
  East Haven, CT 06512

  All officers and directors          5,000,000                  100%
 As a group (1 person)
--------------------------------------------------------------------------


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The Company has one director and executive officer as set forth below:

          Name                Age              Position
    -----------------      --------      -------------------------------
       Helen Pan              46         President, Secretary & Director

     The director named above will serve until the next annual meeting of the Company's stockholders or until his successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

     There are no agreements or understandings for the Company's sole officer or director to resign at the request of another person, and the above-named officer and director is neither acting on behalf of, nor will act at the direction of, any other person.

     Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which she has served as such, and the business experience during at least the last five years:

     Helen Pan has served as president, secretary and director of the Company since its inception, and will serve on the board until the next annual meeting of shareholders or until a successor is elected. Since October 1993, Ms. Pan, as the founder, has been the president of Japanese Noodle House, a Japanese restaurant located in New Haven, Connecticut. From 1997 to present, Ms. Pan has been the owner and president of Pan's Package Store, a liquor store in New Haven, Connecticut. From 1997 to the present, Ms. Pan is the president and secretary of United Asia International, Inc., an import/export company that Ms. Pan founded in September 1997, and this company has been inactive since then.

     The Officer and Director identified in the above is the Company's only promoter.

     During the past five years, no present or former directors, executive officers or persons nominated to become a director or an executive officer of the Company:

    (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

    (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

    (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

    (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Previous Blank Check Offerings

     The Company's management and promoter has never been involved in any blank check or blind pool offerings.


ITEM 6.      EXECUTIVE COMPENSATION.

     The Company's sole officer and director does not receive any compensation for her services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

     The sole officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of her efforts to implement the Company's business plan outlined herein.


ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On August 23, 2002 (inception), the Company issued 5,00,000 restricted shares of its common stock to Helen Pan, the Company's sole officer and the director for her services and expenses in incorporating the Company valued at $500.

     The Company currently uses the offices of the Company's sole officer, director and the sole shareholder, Helen Pan, as its mailing address, for which the Company pays no rent, and for which Ms. Pan has agreed to continue this arrangement until the Company completes a business combination.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital, the Company's sole officer, director and the sole shareholder, Helen Pan, has agreed that she will, on behalf of the Company, pay all of the ongoing expenses of the Company as they may be incurred with her personal funds. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Ms. Pan will pay on behalf of the Company. Ms. Pan has agreed to continue to pay those expenses until the Company completes a business combination.

     The Company did not and will not enter into any transactions with any business with which its officer or director are affiliated. No officer, director, promoter, or affiliates of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

Conflicts of Interest

     The Company's proposed business raises potential conflicts of interest exist between the Company and Helen Pan, the Company's sole officer and director. Ms. Pan has other business interests to which she currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through her exercise of judgment in a manner which is consistent with her fiduciary duties to the Company.
Ms. Pan intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Ms. Pan would not attend to other matters prior to those of the Company.
Ms. Pan estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

     No finder's fee of any kind will be paid by the Company to the Company's sole director, officer, promoter, or affiliates, and no loans of any type have, or will be, made by the Company to the Company's director, officer, promoter, or affiliates.

     Management of the Company is not currently affiliated or associated, directly or indirectly, with other blank check companies. Accordingly, there is no company with which management of the Company is affiliated that either competes with or would have a conflict of interest with this Company.

     Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are is involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

     Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8.         DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 80,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following summarizes the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

     The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.
The Company has no present plans to issue any preferred stock.

Dividends

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

     The Company presently has 5,000,000 shares of common stock issued and outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current sole shareholder will not be able to rely on the provisions of Rule 144. She will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of her shares. Further information may be found in the NASD Notice to Members 00-49.

     Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

Transfer Agent

    It is anticipated that the Company will act as its own transfer agent for the common stock of the Company.


                                    PART II


ITEM 1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (a) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop, or if developed, will be sustained.

     The proposed business activities described herein classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Therefore, management will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

     (b) OPTIONS, WARRANTS, ETC. There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

     (c) HOLDERS. There is one (1) holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

     (d) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.


ITEM 2.    LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.


ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information relating to all previous sales of the Company's common stock, which sales were not registered under the Securities Act of 1933.

     In connection with the Company's organization, on August 23, 2002, the Company issued 5,000,000 shares of the Company's restricted common stock to Helen Pan, the president of the Company, in exchange for her services and contribution of expenses in incorporating the Company. The shares were issued for an aggregate consideration of $500, which we believe represents the fair value of the services performed by Helen Pan.

     The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company believes this exemption is available because this issuance was a transaction not involving a public offering. There was no general solicitation or advertising used to offer the Company's shares; the sole investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Additionally, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

     The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's certificate of incorporation and bylaws contain such a provision.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND
IS THEREFORE UNENFORCEABLE.





                                PART  F/S


FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period from August 23, 2002 (inception) to October 31, 2002. The following financial statements are attached to this report and filed as a part thereof.



                            TUTTLE INDUSTRIES CORP.
                         (A Development Stage Company)

                  Financial Statements As of October 31, 2002
                    With Independent Auditor's Audit Report



INDEPENDENT AUDITOR'S AUDIT REPORT .................................   F-1

FINANCIAL STATEMENTS

  Balance Sheet as of October 31, 2002..............................   F-2

  Statements of Operations for the period beginning August 23,
    2002 (inception) to October 31, 2002 ...........................   F-3

  Statements of Changes in Stockholder's Equity for the period
    beginning August 23, 2002 (inception) to October 31, 2002.......   F-4

  Statements of Cash Flows for the Period for the period beginning
    August 23, 2002 (beginning) to October 31,2002..................   F-5

NOTES TO FINANCIAL STATEMENTS.......................................   F-6




Stan J. H. Lee, CPA
A member firm of DMHD Hamilton Clark & Co.   Tel: (201) 681-7475
2182 Lemoine Ave., Suite 200                 Fax: (815) 846-7550
Fort Lee, NJ 07024                           E-mail: stanL@dmhdxcpa.com



                      INDEPENDENT AUDITOR'S AUDIT REPORT

To the Board of Directors and
Management of Tuttle Industries Corp.
East Haven, Connecticut

     I have audited the accompanying balance sheet of Tuttle Industries Corp. (a development stage company) as of October 31, 2002 and the related statements of operations, change in stockholder's equity and cash flows for the period beginning August 23, 2002 (inception) to October 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

     I conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Industries Corp.
(a development stage company) as of October 31, 2002, and the results of its operations and its cash flows for the period from August 23, 2002 (inception) through October 31, 2002 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Tuttle Industries Corp. will continue as a going concern. As discussed in
Note 1 to the financial statements, Tuttle Industries Corp. was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Stan J.H. Lee /s/
---------------------
Stan J. H. Lee, CPA
License # CC 23007

November 12th, 2002
Fort Lee, New Jersey

                            TUTTLE INDUSTRIES CORP.
                       (A Development Stage Company)


                                BALANCE SHEET
                           As of October 31, 2002


                                   ASSETS

CURRENT ASSETS .................................................  $    0

OTHER ASSETS ...................................................       0
                                                                 --------
TOTAL ASSETS ...................................................  $    0
                                                                 ========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES ............................................   $    0
                                                                  --------
TOTAL LIABILITIES ..............................................        0
                                                                  --------

STOCKHOLDERS' EQUITY

  Common stock, $0.0001 par value; 80,000,000 shares
  authorized; 5,000,000 shares issued and outstanding ..........      500

  Preferred stock, $0.0001 par value; 10,000,000 shares
  authorized, zero shares issued and outstanding ...............        0

  Additional paid-in capital ...................................    3,500

  Accumulated deficit during development stage .................   (4,000)
                                                                  --------
    TOTAL STOCKHOLDERS' EQUITY .................................        0
                                                                  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....................  $     0
                                                                  ========


       The accompanying notes to financial statements are an integral part of these statements

                             TUTTLE INDUSTRIES CORP.
                          (A Development Stage Company)


                              STATEMENT OF OPERATIONS

                 For the period beginning from August 23, 2002
                        (Inception) to October 31, 2002


INCOME ......................................................    $    0

OPERATING EXPENSES:
    General and administrative expenses .....................     3,500
    Organization expense ....................................       500
                                                                 -------
Total operating costs and expenses ..........................     4,000
                                                                 -------

Income (loss) Before Tax Provision ..........................   (4,000)

Provision for income taxes ..................................         0
                                                                 ------
NET LOSS ....................................................  $(4,000)
                                                               ========


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING .................. 5,000,000
                                                              =========

NET LOSS PER COMMON SHARE ................................... $ (.0008)
                                                              =========



      The accompanying notes to financial statements are an integral part of these statements

                           TUTTLE INDUSTRIES CORP.
                        (A Development Stage Company)


                      STATEMENT OF STOCKHOLDERS' EQUITY
                  for the period beginning August 23, 2002
                       (inception) to October 31, 2002


                                                                                       Total
                               Common Stock           Additional       Accumulated  Stockholders'
                          Shares         Amount     Paid-in Capital      Deficit       Equity
                     ---------------  -----------  -----------------  -------------  ----------
Balance
 At August 23,2002         --              --              --               --          --

Issuance of Common
 Stocks for services
  on 8/23/2002         5,000,000          $500            $3,500            --         $4,000

Net Loss                   --              --               --           $(4,000)      (4,000)

Balance
 At October 31, 2002  5,000,000           $500            $3,500         $(4,000)      $    0
                      ==========          =====           =======        ========      =======


    The accompanying notes to financial statements are an integral part of these statements.


                             TUTTLE INDUSTRIES CORP.
                          (A Development Stage Company)


                              STATEMENT OF CASH FLOWS

         The Period from August 23, 2002 (Inception) to October 31, 2002



CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss ...................................................... $(4,000)
   Adjustment to reconcile net loss to net cash
    provided by Operating activities ............................       0
                                                                  --------
   Net cash used in operating activities ........................  (4,000)
                                                                  --------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Net cash provided by investing activities.....................       0
                                                                   -------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of common stock for service...........................      500
  Additional paid-in capital.....................................    3,500
                                                                   -------
  Net cash provided by financing activities......................    4,000
                                                                  --------

NET INCREASE (DECREASE)..........................................  $     0
                                                                  --------

CASH, beginning of period........................................        0
                                                                  =========
CASH, end of period..............................................  $     0
                                                                  =========


            The accompanying notes to financial statements are an
                     integral part of these statements.

                           TUTTLE INDUSTRIES CORP.
                        (A Development Stage Company)

                        Notes to Financial Statements
                               October 31, 2002

NOTE 1 - GOING CONCERN CONSIDERATION
------------------------------------
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplates the continuation of the Company as a going concern. The Company is in the development stage and has no current sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The management's plans include the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that management will be successful in this endeavor.

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------

A. Organization and Business Operations
---------------------------------------
Tuttle Industries Corp. (a development stage company) (the "Company") was incorporated in the State of Delaware on August 23, 2002. The Company was formed as a blank check company for the purpose of seeking to complete a merger or business acquisition transaction. The Company has indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential. At October 31, 2002, the Company had not yet commenced any formal business operations. All activity to date relates to the Company's formation and preparation of the filing of a registration statement with the U.S. Securities and Exchange Commission on Form 10-SB.

The year-end of the Company is June 30 for both book and tax purposes.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business.

B. Cash and Cash Equivalents
-----------------------------
The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

C. Start-Up Costs
-----------------
The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". The SOP provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

D. Use of Estimates
-------------------
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Income Taxes
----------------
The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting No. 109, "Accounting for Income Taxes". Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended October
31, 2002.

F.  Basic and diluted net loss per share
----------------------------------------
Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. At October 31, 2002 there were no dilutive convertible shares, stock options or warrants.

G.  Recent Accounting Pronouncements
------------------------------------
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS Nos. 141 and 142 changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. As we had no recorded goodwill, these pronouncements had no impact on us. Any future acquisitions will be accounted for in accordance with the new standards.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on our financial statements.

In July 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of."
SFAS No. 144 applies to all long-lived assets including discontinued operations, and amends Accounting Principles Board Opinion No. 30, "Reporting the Effect of Disposal of a Segment of a Business, Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value, less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and its provisions are expected to be applied prospectively. The application of this statement is not expected to have a material impact on our financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements
No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and eliminates extraordinary gain and loss treatment for the early extinguishment of debt. This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers" and amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for fiscal years beginning after May 15, 2002. We will adopt SFAS 145 for the year ending December 31, 2002. The application of this statement is not expected to have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The application of this statement is not expected to have a material impact on our financial statements.

NOTE 3 - STOCKHOLDER'S EQUITY
-----------------------------

A. Preferred Stock
------------------
The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of October 31, 2002, no preferred stock has been issued.

B. Common Stock and Additional Paid-In Capital
----------------------------------------------
The Company is authorized to issue 80,000,000 shares of common stock at $.0001 par value. On August 23, 2002, the Company issued 5,000,000 shares of its common stock to the founder of the Company pursuant to Section 4(2) of the Securities Act of 1933 for an aggregate of $500 in services. As to date all expenses incurred or paid by the controlling shareholder on behalf of the Company are recorded as additional paid-in capital.

C. Warrant and Options
----------------------
There are no warrants or options outstanding to issue any additional shares of common stock.

NOTE 4 - RELATED PARTY TRANSACTIONS
-----------------------------------

Since inception the Company has not paid any compensation to any officers or directors of the Company.

The Company neither owns nor leases any real property. The Company currently uses the offices of its sole officer, director and the sole shareholder of the Company as its mailing address, for which the Company pays no rent, and for which the president of the Company has agreed to continue this arrangement until the Company completes a business combination.

The Company's sole officer/director is also the sole shareholder of the Company.

All expenses incurred or paid by the controlling shareholder on behalf of the Company to the date have been recorded in the Company's statement of operations with a related credit to additional paid-in capital.



                                PART III


ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are filed with this Registration Statement on Form 10-SB as exhibits.

    Exhibit Number                    Description
--------------------   --------------------------------------------------
    3.1                Certificate of Incorporation
    3.2                Bylaws
    4.1                Specimen Stock Certificate
   23.1                Consent of Independent Certified Public Accountants






                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Tuttle Industries Corp.

     /s/ Helen Pan
By: ---------------------------------------------
     Helen Pan, President, Secretary, and Director

Date:  November 25, 2002